EXHIBIT 99.1

Skylight Health Executes Definitive Agreement to Acquire NeighborMD to Expand in Florida and Enters Medicare Advantage Global Risk

Skylight executes a definitive agreement for the largest acquisition to date and arranges a US $20 million credit line facility to fund the acquisition and future deals

  NeighborMD (“NMD”) will add 9 practices across Central and Southern Florida with over 2,400 owned and affiliated global capitated risk lives. Unaudited trailing 12 months (TTM) primary care revenue of US $35 million roughly evenly split between owned and affiliate practices; expected to more than double current Skylight revenue run rate
  Arranged US $20 million debt facility with New York-based lender
  Addition of a strong management team to bolster current Skylight experience and bring knowledge in delivering against a successful 5-year track record of generating a surplus under Medicare Advantage (“MA”) risk contracts
  Company plans to expand risk contracts to existing Medicare members in Florida and expansion of payors with the recent Joint Venture announcement with Collaborative Health Systems

TORONTO, May 03, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announces the execution of a definitive agreement to acquire NeighborMD (NMD) which will close concurrently with a debt facility of US $20 million that the Company has arranged with a New York-based lender.

Based in central and southern Florida, NMD operates 9 owned practices offering primary care services to over 5,000 lives. Within these, NMD has over 1,100 MA lives in full-risk contracts with two leading healthcare payors in Florida, Humana, and CarePlus. In addition, NMD provides complete management services for over 1,400 additional MA lives through its affiliated providers and practices. NMD’s existing contracts offer competitive capitation fee schedules and allow for broad geographic coverage, with over 30 Florida counties covered, including all counties in which Company currently operates. Of the Medicare Advantage lives at full risk, NMD currently sees an average reimbursement of $10,000 to $12,000, per member/per year, and Skylight expects to receive the same, thereby providing the capital to focus on the patient needs and leading to improved patient health outcomes.

At the expected close of the acquisition, all key leadership and operational teams will continue with Skylight. With over 5 years of experience in leading and growing a successful delivery against the MA risk contracts, the Company is excited to welcome all NMD employees, providers, and support teams to its growing organization.

Total consideration for NMD will be US $8 million paid in cash at closing. In conjunction with the closing of NMD, the Company has also arranged a US $20 million debt line facility with a New York based credit lender that will close at the same time as the closing of the acquisition. Terms of the facility will allow for the Company to draw down US $10 million to fund the NMD acquisition including working capital to support integration costs and operating expenses. The Company will still have US $10 million and working capital available to fund additional acquisitions. The term of the facility is 3 years, with an annual coupon of SOFR plus 11% paid in cash. The principal will be amortized on a quarterly basis and subject to certain cash sweep triggers and a final balloon payment. Cash payments including interest will begin in July. The Company may, at its discretion, pay back the lender in part or in full at any time during the term, without premium or penalty. In addition, the Lender will also receive total consideration of approximately 4.5 million warrants which will be priced and have their expiry details determined at the date of close. Half (50%) of the warrants will be held in escrow and released in proportion to the pro-rata percentage of the amount of any future drawdowns.

Following the acquisition, the Company will also be strongly positioned with risk contracts to begin focusing on its pipeline of acquisitions in Florida that will present strong Medicare and MA growth. This is in addition to the existing Medicare lives within its practices in Jacksonville, Florida.

“We are excited to be able to soon welcome NMD and its team to Skylight and bring significant growth and opportunities to our organization and shareholders in less than a year of our NASDAQ debut,” said Prad Sekar, CEO of Skylight Health. “With the recent announcement of our JV with CHS, this acquisition will significantly accelerate our entry into full risk in 2022, as originally planned for 3-5 years out. The experience, knowledge, and capabilities that will join Skylight from the team at NMD and our JV, allow us to see a pathway for significant growth organically, and validation for our disciplined acquisition strategy.”

TTM revenues from primary care including MA contracts were approximately US $35 million on an unaudited basis. While NMD has not yet generated profitability, with its scale in combination with Skylight and planned initiatives, it is expected to become profitable this year. The expected expansion of the risk contracts to existing Skylight practices in Florida represents a significant organic growth opportunity. The Company expects to close the transaction in short order following customary closing procedures, including required board and exchange approvals. The Company will issue a release upon closing of the transaction.

Conference Call Details:

Skylight will be hosting a conference call for investors and analysts to discuss this announcement. Please see the details below to participate:

Date:	Date: Tuesday, May 3, 2022
Time:	10am EST
Dial-in:	416-915-3227
Canada/USA TF:	1-800-319-8560

When prompted, callers should enter passcode 572646 followed by the pound key (#)

About Skylight Health Group

Skylight Health Group (NASDAQ: SLHG; TSXV: SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics, and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on the volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimizing unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery, and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates, or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," and "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.